Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.:

001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. with BlackSky Holdings, Inc., pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey Technology Acquisition Corp. (“Osprey”, Osprey Technology Merger Sub, Inc. and BlackSky Holdings, Inc. (“BlackSky”).

The following press release was issued on March 1, 2021:

ST Engineering Geo-Insights Partners with BlackSky to

Offer Expanded Satellite Imaging and Analytics Insights Portfolio

for Customers in Southeast Asia

Singapore and Herndon, VA, 1 March 2021 - ST Engineering’s earth observation and geospatial analysis business, ST Engineering Geo-Insights (“Geo-Insights”), today announced that it has partnered with BlackSky, a leading provider of real-time geospatial intelligence and global monitoring services, to provide its customers in Southeast Asia an expanded satellite imaging and insights portfolio that now includes BlackSky products and services.

In addition to the appointment of ST Engineering Geo-Insights as an authorized reseller of BlackSky’s suite of satellite imaging and data analytics services in Southeast Asia, the partnership also allows Geo-Insights and its customers to leverage BlackSky’s imagery data to develop value-added products, which will be included in Geo-Insights’ offerings.

BlackSky currently offers innovative geospatial solutions to customers, including optical data and analytics via its Spectra AI platform. Established in Asia, Geo-Insights has the capability to provide geospatial solutions that integrate optical and synthetic aperture radar (SAR) data. Both parties expect to further evaluate options to expand their offerings with a new suite of jointly developed optical/SAR geospatial intelligence products powered by the latest advancements in artificial intelligence and machine learning algorithms.

“We believe demand for satellite imagery and analytics will grow in the future due to increasing demands for location-based technologies and growing interest in the remote monitoring of business operations and critical assets. The addition of BlackSky’s advanced imagery and analytics products to our portfolio will place us in a stronger position to meet the varied business needs of our government and commercial customers in this region. More importantly, we see this as a first step towards a longer-term relationship where both parties can further leverage each other’s unique strengths and networks to develop novel, differentiated products and services to meet new user demands and expand into new markets,” said Goh Ing Nam, General Manager of ST Engineering Geo-Insights.

Singapore Technologies Engineering Ltd

ST Engineering Hub, 1 Ang Mo Kio Electronics Park Road #07-01, Singapore 567710

T: (65) 6722 1818    F: (65) 6720 2293

(Regn. No.: 199706274H)

“We are fortunate to have a recognized leader like ST Engineering Geo-Insights join the BlackSky reseller network. This partnership is expected to accelerate our go to market in the Southeast Asian region, building off the strong base of Geo-Insights’ recognized expertise and customer relationships,” said Brian E. O’Toole, CEO of BlackSky. “We’re also excited to explore opportunities to further integrate SAR and optical products to advance real-time geospatial intelligence solutions.”

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About ST Engineering

ST Engineering is a global technology, defense and engineering group with offices across Asia, Europe, the Middle East and the U.S., serving customers in more than 100 countries. The Group uses technology and innovation to solve real-world problems and improve lives through its diverse portfolio of businesses across the aerospace, smart city, defense and public security segments. Headquartered in Singapore, ST Engineering reported revenue of S$7.2b in FY2020 and it ranks among the largest companies listed on the Singapore Exchange. It is a component stock of the FTSE Straits Times Index, MSCI Singapore, iEdge SG ESG Transparency Index and iEdge SG ESG Leaders Index.

About BlackSky

BlackSky is a leading provider of real-time geospatial intelligence. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of observations from its constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service, Spectra AI, is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. On February 17, 2021, BlackSky entered into a definitive agreement for a business combination (the “Merger Agreement”) with Osprey Technology Acquisition Corp. (“Osprey”) that would result in BlackSky becoming a publicly listed company. For more information visit www.blacksky.com.

About Osprey

Osprey is a special purpose acquisition corp., or SPAC, that was established as a collaboration between investment firms HEPCO Capital Management, led by Jonathan and Edward Cohen, and JANA Partners, led by Barry Rosenstein and with its SPAC initiative led by JANA Partner David DiDomenico, who serves as Osprey’s CEO, President, and Director. Osprey was formed to consummate a transaction with one or more transformative companies that have developed innovative software delivery platforms. For more information visit www.osprey-technology.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either the Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC.

Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov. The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com/ or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Media contacts:	Desiree Wong
AVP, Group Corporate Communications
ST Engineering
Tel: (65) 6722 1690
Email: desiree.wongmy@stengg.com

Colleen Moffitt
BlackSky Media Relations
Tel: +1 206 282 4923 ext. 113
Email: colleen@communiquepr.com